UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ALLSCRIPTS—MISYS HEALTHCARE SOLUTIONS, INC.
(Name of Issuer)
Common Stock, $0.01 Par Value
(Title of Class of Securities)
01988P108
(CUSIP Number)
Thomas E. Kilroy, Esq.
Misys plc
One Kingdom Street
Paddington
London W2 6BL
United Kingdom
44 (0)20 3320 5000

A. Peter Harwich, Esq.
Allen & Overy LLP
1221 Avenue of the Americas
New York, New York 10020
United States of America
(212) 610-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 9, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter dis-closures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	01988P108

1.	NAME OF REPORTING PERSON MISYS PLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON n/a

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	7.	SOLE VOTING POWER

NUMBER OF

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		79,811,511

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10.	SHARED DISPOSITIVE POWER

79,811,511

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

79,811,511

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

54.6%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	01988P108

1.	NAME OF REPORTING PERSON MISYS PATRIOT US HOLDINGS LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON n/a

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		61,308,295

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10.	SHARED DISPOSITIVE POWER

61,308,295

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

61,308,295

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.9%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	01988P108

1.	NAME OF REPORTING PERSON MISYS PATRIOT LIMITED I.R.S. IDENTIFICATION NO. OF ABOVE PERSON n/a

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	7.	SOLE VOTING POWER

NUMBER OF

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		18,503,216

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10.	SHARED DISPOSITIVE POWER

18,503,216

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,503,216

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.7%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

INTRODUCTORY STATEMENT
     This Amendment No. 3 (this “Amendment”) amends the Schedule 13D initially filed on October 20, 2008 (the “Original Filing”), as amended by Amendment No. 1 filed on February 11, 2009 (the “First Amendment”) and by Amendment No. 2 filed on February 26, 2010 (the “Second Amendment”), each relating to the common stock, par value $0.01, of Allscripts-Misys Healthcare Solutions, Inc. (the “Company”). Information reported in the Original Filing, as amended or superseded by information contained in the First Amendment and the Second Amendment, remains in effect except to the extent that it is amended or superseded by information contained in this Amendment.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
          The disclosure in Item 3 of the Second Amendment is hereby amended and supplemented by adding the following statement after the final paragraph thereof:
     Misys plc (“Misys”) has repaid in full all financial indebtedness incurred under both the Multicurrency Revolving Credit Agreement and the Senior Subordinated Credit Agreement with funds drawn from a £210 million term and multicurrency revolving credit facilities agreement dated May 26, 2009 (as amended on June 23, 2009, amended and restated on March 5, 2010 and amended on April 29, 2010) among Misys, The Royal Bank of Scotland plc, HSBC Bank plc, Barclays Capital, Clydesdale Bank plc (trading as Yorkshire Bank) and KfW IPEX-Bank GmbH, London Branch (the “Term and Revolving Credit Agreement”). Misys obtained consents and releases of security from the lenders under the Term and Revolving Credit Agreement to allow it to complete the Coniston Transactions (defined and described in Item 6 below). The amended and restated Term and Revolving Credit Agreement and the subsequent amendment thereto are attached hereto as Exhibits 99.8 and 99.9, respectively, and incorporated by reference herein.
ITEM 4. PURPOSE OF TRANSACTION
          The disclosure in Item 4 of this Schedule 13D is hereby amended and restated as follows:
     Misys, through its wholly owned subsidiaries Misys Holdings Inc. (“MHI”) and Misys Patriot Limited (“MPL”), acquired 82,886,017 shares of common stock of the Company, par value $0.01 per share (“Company Common Stock”) on October 10, 2008 with the purpose of controlling the Company and realizing an economic benefit from increased value to be created by synergies between Misys Healthcare Systems, LLC and the Company. On October 10, 2008, MHI made a capital contribution of 64,028,875 shares of Company Common Stock to Misys Patriot US Holdings LLC (“MPUSH”).
     Framework Agreement
     On June 9, 2010, Misys entered into a Framework Agreement (the “Framework Agreement”) with the Company. Pursuant to the Framework Agreement, Misys and the Company agreed, among other things and subject to certain conditions, that the Company would repurchase from Misys and certain of its affiliates 24,442,083 shares of Company Common Stock and that Misys and certain of its affiliates would concurrently sell in a registered public secondary offering at least 36 million additional shares of Company Common Stock. The effect of these transactions would be to reduce Misys’ existing indirect ownership interest in the Company. As of April 7, 2010, Misys held indirectly 79,811,511 shares of Company Common Stock, representing approximately 54.6% of the aggregate voting power of the Company’s capital stock. Upon completion of the Coniston Transactions described below, Misys will hold, directly or indirectly through one of more of its subsidiaries, a maximum of 19,369,428 shares of Company Common Stock.
     Subject to the terms and conditions of the Framework Agreement, Misys and the Company have agreed that:
•	100% of the issued and outstanding shares of an indirect subsidiary of Misys (“Newco”), which will hold 61,308,295 shares of Company Common Stock, will be transferred to the Company in exchange for 61,308,295 newly issued shares of Company Common Stock (such newly issued shares being referred to as the “Exchange Shares” and the transaction described in this bullet being referred to as the “Exchange”);

•	The Company will repurchase from Misys or from one or more of its indirect subsidiaries 24,442,083 shares of Company Common Stock at an aggregate purchase price of $577.4 million (the “Share Repurchase”), which includes a premium of $117.4 million for the agreement by Misys to divest its control over the Company;

•	Misys, directly or through one or more of its subsidiaries, will sell additional shares of Company Common Stock in an underwritten secondary public offering (the “Secondary Offering”); and

•	if the Merger (as defined in Item 4) is completed, Misys will have the right to require that the Company repurchase from Misys or from one or more of its indirect subsidiaries 5,313,808 additional shares of Company Common Stock at an aggregate purchase price of $101.6 million (the “Contingent Share Repurchase”), which right may be exercised for up to 10 days after the closing of the Merger.
     The Exchange, Share Repurchase and Secondary Offering are referred to collectively as the “Coniston Transactions.”
     The closing of the Coniston Transactions is subject to certain conditions, including (i) approval of the Coniston Transactions by the shareholders of Misys, (ii) the sale of no fewer than 36 million shares of Company Common Stock in the Secondary Offering at a public offering price of no less than $16.50 per share and (iii) completion of the financing contemplated by the Commitment Letter (described below). The Framework Agreement also provides for certain termination rights for both the Company and Misys, including the right of either party to terminate the Framework Agreement if the closing of the Coniston Transactions has not been completed on or prior to December 9, 2010.
     In addition, pursuant to the terms of the Framework Agreement, Misys has also agreed to approve, by written consent, certain amendments to the Company’s Second Amended and Restated Certificate of Incorporation that would (i) increase the total number of shares of stock of all classes that the Company is authorized to issue from 200,000,000 to 350,000,000, (ii) upon the closing of the Coniston Transactions, change the name of the Company from “Allscripts-Misys Healthcare Solutions, Inc.” to “Allscripts Healthcare Solutions, Inc.”, eliminate the ability of the Company’s stockholders to act by written consent and elect that the Company be governed by Section 203 of the General Corporation Law of the State of Delaware, among other things, and (iii) upon the closing of the Merger, establish certain committee structures to implement certain agreements in the Merger Agreement and the Amended and Restated Relationship Agreement (described below) related to the board of directors.
     The Framework Agreement also provides that, in connection with potential contingent tax exposures relating to the structuring of the transactions, Misys will indemnify the Company for transaction taxes imposed on the Company or any of its affiliates as a result of the Company’s acquisition of Newco in connection with the Exchange. Misys will provide a bank guarantee in the amount of $168 million to secure this indemnification obligation. Misys will also indemnify the Company for historical taxes imposed on Newco for periods prior to the closing of the Coniston Transactions, and will provide a $45 million bank guarantee to secure this indemnification obligation.
     The Framework Agreement also provides that, upon the completion of the Exchange and the Share Repurchase, the Company and Misys will amend and restate the Relationship Agreement entered into on March 17, 2008, as amended on August 14, 2008 and January 5, 2009 (the “Amended and Restated Relationship Agreement”). Under the existing Relationship Agreement, Misys is entitled to nominate six out of the ten members of the Company’s board of directors, including the chairman of the board. When the Company and Misys enter into the Amended and Restated Relationship Agreement, Misys will be entitled to nominate two directors, which will be permanently reduced to one director if at any time Misys owns fewer than 15.5 million shares of Company Common Stock for a period of ten consecutive business days, and which right will be permanently eliminated if Misys owns fewer than 5.0% of the then outstanding shares of Company Common Stock for ten consecutive business days. The Amended and Restated Relationship Agreement will also contain a customary standstill provision, restricting Misys’ ability to acquire securities of the Company for a period of five years after the closing of the Coniston Transactions. In addition, for a period of eighteen months after the closing of the Coniston Transactions, Misys would be obligated, subject to certain exceptions, not to deploy, sell, license or market any electronic medical health record or physician practice management software, related applications or solutions in any country in the world where the Company is conducting such operations on the date of the Framework Agreement, or utilize the name “Misys” or any trade name, trademark, brand name, domain name or logo containing or associated with the name “Misys” in connection with any healthcare information technology solutions.
     The foregoing descriptions of the Framework Agreement and the Form of Amended and Restated Relationship Agreement are qualified in their entirety by the terms and conditions of the Framework Agreement and the Form of Amended and Restated Relationship Agreement, the full text of which are filed as Exhibits 99.10 and 99.11 to this report, respectively, and are incorporated herein by reference.
     Misys currently expects that at the closing of the Coniston Transactions, Kelly Barlow, Sir Dominic Cadbury, Cory Eaves and J. Michael Lawrie will resign from the board of directors of the Company and that John King and Stephen Wilson will continue as directors nominated by Misys.

     Misys currently plans to return the net proceeds of the Coniston Transactions to its shareholders, after transaction fees and a paydown of £75 million of Misys’ debt.
     Registration Rights Agreement
     In connection with the Framework Agreement, Misys and certain of its affiliates also entered into a registration rights agreement with the Company (the “Registration Rights Agreement”), which provides that for so long as Misys and its affiliates hold at least 5% of the then outstanding number of shares of Company Common Stock, Misys and its affiliates will have the right to require the Company, on not more than three occasions, to file a registration statement under the federal securities laws registering the sale of all or a portion of the shares of Company Common Stock owned by Misys and its affiliates that are not otherwise freely tradable. For a period of three years after the date of the Registration Rights Agreement, the Company also agreed to allow Misys to participate in any registration statement proposed to be effected by the Company, subject to restrictions in the event that Misys’ participation would adversely affect the Company’s registration.
     The foregoing description of the Registration Rights Agreement is qualified in its entirety by the terms and conditions of the Registration Rights Agreement, the full text of which is filed as Exhibit 99.12 to this report and is incorporated herein by reference.
     Voting Agreements
     In connection with the Merger, Misys and certain of its affiliates entered into a voting agreement with the Company and Eclipsys pursuant to which Misys and its affiliates agreed to vote 15.5 million shares of Company Common Stock owned or held by them in favor of the Company Share Issuance.
     In connection with the Framework Agreement, Misys, the Company and Eclipsys entered into a voting agreement with ValueAct Capital Master Fund L.P. (“ValueAct”), a shareholder of Misys, pursuant to which ValueAct agreed, among other things, to vote its shares of Misys (approximately 25.7% of Misys’ outstanding shares) at the Misys general meeting in support of the transactions contemplated by the Framework Agreement.
     The foregoing descriptions of the voting agreement among Misys and certain of its affiliates, the Company and Eclipsys, and the voting agreement among Misys, ValueAct, the Company and Eclipsys, are qualified in their entirety by the terms and conditions of such voting agreements, the full texts of which are filed as Exhibits 99.13 and 99.14 to this report, respectively, and are incorporated herein by reference.
     Amendment of Shared Services Agreement
     On June 9, 2010, Misys and the Company entered into an Extension and Amendment Agreement (the “Shared Services Amendment”) to the Shared Services Agreement dated March 1, 2009 and effective as of October 10, 2008 between Misys and the Company (the “Shared Services Agreement”), which (i) extends the term of the Shared Services Agreement until the earlier of October 10, 2010 and the closing of the Coniston Transactions and (ii) provides for certain amendments to the services to be provided and the terms of service thereunder.
     The foregoing description of the Shared Services Amendment is not intended to be complete and is qualified in its entirety by reference to the Shared Services Amendment, the full text of which is filed as Exhibit 99.15 to this report and is incorporated herein by reference.
     Transitional Services Agreement
     Misys and the Company will enter into a Transitional Services Agreement to be effective from the date of closing of the Coniston Transactions (the “Transitional Services Agreement”). Pursuant to the Transitional Services Agreement, (i) the Company will provide Misys with certain financial services, tax services and information systems services and (ii) Misys will provide the Company with certain support services for its Manila facility, R&D services and information systems services. The services will be provided for varying lengths of time at fully arms-length commercially agreed rates, in each case as set out in the schedules to the Transitional Services Agreement.
     The foregoing description of the Transitional Services Agreement is not intended to be complete and is qualified in its entirety by reference to the Transitional Services Agreement, the full text of which is filed as Exhibit 99.16 to this report and is incorporated herein by reference.

     On June 9, 2010, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Eclipsys Corporation, a Delaware corporation (“Eclipsys”), and Arsenal Merger Corp., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Eclipsys, with Eclipsys surviving as a wholly owned subsidiary of the Company (the “Merger”).
     Subject to the terms and conditions of the Merger Agreement, which has been approved and adopted by the boards of directors of both the Company and Eclipsys, at the effective time of the Merger (the “Effective Time”), each share of Eclipsys common stock, par value $0.01 per share (“Eclipsys Common Stock”), issued and outstanding immediately prior to the Effective Time, other than those shares owned by the Company, Eclipsys or any of their respective subsidiaries, will be converted into the right to receive 1.2 shares (the “Exchange Ratio”) of Company Common Stock.
     Completion of the Merger is also subject to certain conditions, including (i) adoption of the Merger Agreement by Eclipsys’ stockholders, (ii) approval of the issuance of Company Common Stock in connection with the Merger (the “Company Share Issuance”) by the Company’s stockholders, (iii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and (iv) closing of the Coniston Transactions. The Merger Agreement also provides for certain termination rights for both the Company and Eclipsys, including the right of either party to terminate the Merger Agreement if the Merger has not been completed on or prior to December 16, 2010. Upon termination of the Merger Agreement under specified circumstances, the Company and Eclipsys may be required to pay the other party’s transaction expenses up to $5,000,000, or a termination fee of $17,675,000 or $40,000,000, depending on the date on which the Merger Agreement is terminated and the reasons for termination.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
          Item 6 of this Schedule 13D is hereby amended and supplemented by adding the following after the final paragraph thereof:
     The response to Item 4 above of this Third Amendment is hereby incorporated by reference in its entirety into this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
     Item 7 of the Original Filing is hereby amended to add the following:

Exhibit 99.8	£210 million Term and Multicurrency Revolving Credit Facilities Agreement, dated May 26, 2009 and amended and restated on March 5, 2010, among Misys plc, The Royal Bank of Scotland plc, HSBC Bank plc, Barclays Capital, Clydesdale Bank plc (trading as Yorkshire Bank) and KfW IPEX-Bank GmbH, London Branch.

Exhibit 99.9	Amendment, dated April 29, 2010, to £210 million Term and Multicurrency Revolving Credit Facilities Agreement dated May 26, 2009 and amended and restated on March 5, 2010 among Misys plc, The Royal Bank of Scotland plc, HSBC Bank plc, Barclays Capital, Clydesdale Bank plc (trading as Yorkshire Bank) and KfW IPEX-Bank GmbH, London Branch.

Exhibit 99.10	Framework Agreement, dated as of June 9, 2010, by and between Misys plc and Allscripts-Misys Healthcare Solutions, Inc.

Exhibit 99.11	Form of Amended and Restated Relationship Agreement to be entered into by and between Misys plc and Allscripts-Misys Healthcare Solutions, Inc.

Exhibit 99.12	Registration Rights Agreement, dated as of June 9, 2010, by and among Misys plc, Kapiti Limited, ACT Sigmex Limited and Allscripts-Misys Healthcare Solutions, Inc.

Exhibit 99.13	Voting Agreement, dated as of June 9, 2010, by and among Misys plc, Misys Patriot US Holdings LLC, Misys Patriot Limited, Allscripts-Misys Healthcare Solutions, Inc. and Eclipsys Corporation.

Exhibit 99.14	ValueAct Agreement, dated as of June 9, 2010, by and among Misys plc, ValueAct Capital Master Fund L.P., Allscripts-Misys Healthcare Solutions, Inc. and Eclipsys Corporation.

Exhibit 99.15	Extension and Amendment Agreement to the Shared Services Agreement, dated as of June 9, 2010, by and between Misys plc and Allscripts-Misys Healthcare Solutions, Inc.

Exhibit 99.16	Form of Transitional Services Agreement to be entered into by and between Misys plc and Allscripts-Misys Healthcare Solutions, Inc.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 10, 2010

MISYS PLC
By:	/s/ Thomas E. Kilroy
	Name:	Thomas E. Kilroy
	Title:	Executive Vice President, General Counsel and Company Secretary

MISYS PATRIOT US HOLDINGS LLC
By:	/s/ Darryl Smith
	Name:	Darryl Smith
	Title:	Authorized signatory

MISYS PATRIOT LTD.
By:	/s/ Sarah E. H. Brain
	Name:	Sarah E. H. Brain
	Title:	Authorized signatory

INDEX OF EXHIBITS

Exhibit No.	Description

99.8	£210 million Term and Multicurrency Revolving Credit Facilities Agreement, dated May 26, 2009 and amended and restated on March 5, 2010, among Misys plc, The Royal Bank of Scotland plc, HSBC Bank plc, Barclays Capital, Clydesdale Bank plc (trading as Yorkshire Bank) and KfW IPEX-Bank GmbH, London Branch.

99.9	Amendment, dated April 29, 2010, to £210 million Term and Multicurrency Revolving Credit Facilities Agreement dated May 26, 2009 and amended and restated on March 5, 2010 among Misys plc, The Royal Bank of Scotland plc, HSBC Bank plc, Barclays Capital, Clydesdale Bank plc (trading as Yorkshire Bank) and KfW IPEX-Bank GmbH, London Branch.

99.10	Framework Agreement, dated as of June 9, 2010, by and between Misys plc and Allscripts-Misys Healthcare Solutions, Inc.

99.11	Form of Amended and Restated Relationship Agreement to be entered into by and between Misys plc and Allscripts-Misys Healthcare Solutions, Inc.

99.12	Registration Rights Agreement, dated as of June 9, 2010, by and among Misys plc, Kapiti Limited, ACT Sigmex Limited and Allscripts-Misys Healthcare Solutions, Inc.

99.13	Voting Agreement, dated as of June 9, 2010, by and among Misys plc, Misys Patriot US Holdings LLC, Misys Patriot Limited, Allscripts-Misys Healthcare Solutions, Inc. and Eclipsys Corporation.

99.14	ValueAct Agreement, dated as of June 9, 2010, by and among Misys plc, ValueAct Capital Master Fund L.P., Allscripts-Misys Healthcare Solutions, Inc. and Eclipsys Corporation.

99.15	Extension and Amendment Agreement to the Shared Services Agreement, dated as of June 9, 2010, by and between Misys plc and Allscripts-Misys Healthcare Solutions, Inc.

99.16	Form of Transitional Services Agreement to be entered into by and between Misys plc and Allscripts-Misys Healthcare Solutions, Inc.